Exhibit 1.2

SecureWorks Wins CRM Magazine Award for Outstanding ROI on Pivotal CRM Initiative

SecureWorks achieves 92% client retention and an average annual compound client growth rate of 200% with the help of Pivotal

FOR IMMEDIATE RELEASE

Vancouver, BC – September 28, 2005 – Pivotal Corporation, a leading Customer Relationship Management (CRM) solution provider for mid-sized enterprises and the CRM division of CDC Software, the enterprise software company of CDC Corporation (NASDAQ: CHINA), today announced that SecureWorks, named by the IT analyst firm Yankee Group as a “Market Leader” among Pure Managed Security Service Providers (PMSSPs), has been awarded the prestigious CRM Elite award by CRM Magazine for demonstrating outstanding ROI on its Pivotal CRM initiative. The Pivotal system has been instrumental in the company achieving a 92% client retention rate and an average annual compound client growth rate of over 200% for the past three years. SecureWorks has grown from 125 clients in 2002 to approximately 1,200 today.

“The annual CRM Elite award recognizes companies for their outstanding success in achieving what all organizations investing in CRM applications are trying to realize — tangible, bottom-line returns on their technology investment,” said David Myron, editor-in-chief, CRM magazine. “SecureWorks’ deployment of Pivotal CRM software has helped fuel significant organizational growth, made substantial improvements in organizational efficiency, and aided in developing superior customer retention levels. SecureWorks clearly belongs among CRM’s Elite in 2005.”

Impressive results achieved to date:

• • •	Deployed Pivotal system in 90 days Processed 300 million network security alerts Achieved a 92% to 95% client retention rate for each of the last three years

•	Reduced analysis time of each alert by 90 seconds – saving more than $342,000 annually while enhancing customer service

Based in Atlanta, Georgia, SecureWorks, Inc. has differentiated itself through a strong vertical focus in the global Internet security market and its ability to address and prevent attacks on its clients’ networks in real time. The company specializes in Internet security and email encryption for the high growth financial services, utilities and healthcare markets. Often driven by regulatory compliance issues, SecureWorks’ clients have highly customized needs and require accurate, quick action on the part of SecureWorks representatives. SecureWorks realized the need to efficiently manage client relationships, prospect sales calls, and high-volume direct marketing campaigns while preserving its own bandwidth. As a result, SecureWorks selected Pivotal for its best-in-class flexibility, comprehensive functionality and scalability.

“At SecureWorks, our client relationship strategy is a major differentiator and we needed a product that could be closely tailored to our existing processes,” said Craig Bray, vice president of operations, SecureWorks. “With the help of Red Clay Consulting’s integration services and Pivotal, we have achieved a 50%+ year-over-year annual revenue growth rate for the past three years, making SecureWorks the largest and fastest growing Managed Security Services Provider in the financial industry. We’ve made major improvements to our level of service, retained virtually all of our clients and done so without an increase in CRM resources. I give a lot of credit to the flexibility of the Pivotal product in allowing us to execute on our CRM vision and realize the rapid growth we have experienced.”

According to Rick Marquardt, president, Pivotal, “That SecureWorks has successfully managed triple-digit growth while driving industry-leading product innovation without losing sight of its customers is a testament to the organization’s exceptional leadership, CRM vision and strategy. The company is a standout example of what can be accomplished when savvy people and flexible enabling technology come together. On behalf of Pivotal, I would like to sincerely congratulate SecureWorks on their success and this prestigious award win.”

*Statements and figures relating to customized system performance, business benefits and return on investment have been provided by SecureWorks and have not been subjected to verification by third parties including Pivotal.

About SecureWorks
SecureWorks, a Managed Security Service company, protects corporate networks, servers, and email environments. SecureWorks is the only service that prevents network intrusions at the perimeter, firewall and host levels; monitors client networks 24x7x365; provides ongoing vulnerability assessments; and protects email from spam and viruses while automatically encrypting email to protect confidential information.

SecureWorks serves over 1,200 enterprise customers, including banks, utilities, credit unions, and hospitals. It has been listed on CIO magazine’s “CIO 100 List” for the past two years. The company’s growth reflects corporate demand for “rock-solid” Internet security with no hassles, no headcount, and no capital outlay. SecureWorks clients do not need to hire security specialists, staff for 24-hour network monitoring, or buy capital-intensive hardware and software. For more information, visit www.secureworks.com.

About Pivotal

Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading provider of customer relationship management (CRM) applications to help organizations create superior customer experiences. Pivotal’s CRM applications offer rich functionality, a highly flexible application platform, a full application suite, and best-in-class customization abilities, all with a low total cost of ownership. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins, and customer loyalty. More than 1,800 companies around the world have licensed Pivotal, including Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, AvMed Health Plans, Sharp Electronics Corporation, and WellCare Health Plans.

Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, and partner management. For more information about Pivotal Corporation, please visit www.pivotal.com.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 3,500 customers worldwide.

For more information about CDC Corporation and CDC Software, please visit the website www.cdccorporation.net.

Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software and services to efficiently manage client relationships, prospect sales calls, and high-volume direct marketing campaigns, contribute to high client retention rates and average growth rates, and reduce analysis time while enhancing customer service. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation (formerly, chinadotcom corporation), including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

Press Contacts:

Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com

Elizabeth W. Clarke
SecureWorks Inc.
404-486-4492
eclarke@secureworks.com

© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.